UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Battalion Oil Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40537Q803
(CUSIP Number)

Carlos Treistman
Luminus Management, LLC
1811 Bering Drive, Suite 400
Houston, TX 77057
(212) 424-2800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q803	SCHEDULE 13D	Page 1 of 7
1	NAMES OF REPORTING PERSONS
LUMINUS MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,628,303 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,628,303 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,628,303 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund and (ii) 1,476,855 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Percentage based on (i) 16,450,507 outstanding shares of Common Stock as of March 28, 2023, in reliance on the representation made by the Issuer in the Series A Purchase Agreement, plus (ii) 1,476,855 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund.

CUSIP No. 40537Q803	SCHEDULE 13D	Page 2 of 7
1	NAMES OF REPORTING PERSONS
LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,628,303 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,628,303 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,628,303 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund and (ii) 1,476,855 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Percentage based on (i) 16,450,507 outstanding shares of Common Stock as of March 28, 2023, in reliance on the representation made by the Issuer in the Series A Purchase Agreement, plus (ii) 1,476,855 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund.

CUSIP No. 40537Q803	SCHEDULE 13D	Page 3 of 7
1	NAMES OF REPORTING PERSONS
JONATHAN BARRETT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,628,303 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,628,303 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,628,303 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund and (ii) 1,476,855 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Percentage based on (i) 16,450,507 outstanding shares of Common Stock as of March 28, 2023, in reliance on the representation made by the Issuer in the Series A Purchase Agreement, plus (ii) 1,476,855 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund.

CUSIP No. 40537Q803	SCHEDULE 13D	Page 4 of 7
EXPLANATORY NOTE

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on August 15, 2019, as amended by Amendment No. 1 thereto originally filed with the SEC on October 22, 2019 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 2 relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Battalion Oil Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3505 West Sam Houston Parkway North, Suite 300, Houston, TX 77043.

Item 2.	Identity and Background.

Item 2 is hereby amended by replacing clause (b) with the following:

(b) The address of the principal business office of each of the Reporting Persons is 1811 Bering Drive, Suite 400, Houston, TX 77057.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

As described in Item 4 below, on March 28, 2023, Master Fund purchased 13,336 shares of Series A Convertible Redeemable Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A Preferred Stock”), for aggregate consideration of approximately $13.0 million pursuant to the Series A Purchase Agreement, dated March 28, 2023 (the “Series A Purchase Agreement”), by and among the Issuer, Master Fund and the other purchasers party thereto.

The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The information set forth in amended Items 3 and 6 and the Exhibits to Amendment No. 2 are incorporated herein by reference.

On March 28, 2023, the Issuer, Master Fund and the other purchasers party thereto entered into the Series A Purchase Agreement. On March 28, 2023, Master Fund purchased 13,336 shares of Series A Preferred Stock for approximately $13.0 million.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on (i) 16,450,507 outstanding shares of Common Stock as of March 28, 2023, in reliance on the representation made by the Issuer in the Series A Purchase Agreement, plus (ii) 1,476,855 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund.

CUSIP No. 40537Q803	SCHEDULE 13D	Page 5 of 7
(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by any Reporting Person.

(d)
No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following to the description of the Warrant Agreement:

The Warrants owned directly by Master Fund expired on October 8, 2022 in accordance with the terms of the Warrant Agreement.

Item 6 is hereby further amended by adding the following:

Purchase Agreement

On March 28, 2023, the Issuer, Master Fund and the other purchasers party thereto entered into the Series A Purchase Agreement, pursuant to which Master Fund purchased 13,336 shares of Series A Preferred Stock for approximately $13.0 million. The Series A Purchase Agreement also provides, among other things, that the affirmative vote or prior written consent of the purchasers of Series A Preferred Shares holding at least two-thirds (66 ⅔%) of the shares held by such purchasers must be obtained prior to the entry by Issuer into any transaction that is expected to result in a change of control, unless each holder of outstanding shares of Series A Preferred Stock is given the option to receive a cash payment per share equal to the then applicable Redemption Price (as defined in the Certificate of Designations).

The foregoing description of the Series A Purchase Agreement is qualified in its entirety by reference to the full text of the Series A Purchase Agreement, a copy of which is attached as Exhibit 4 to this Amendment No. 2 and incorporated by reference herein.

Certificate of Designations

Subject to the terms and conditions of the Series A Certificate of Designations the Issuer filed with the Delaware Secretary of State on March 24, 2023 (the “Series A Certificate of Designations”), all or any portion of the shares of Series A Preferred Stock may be converted into Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series A Certificate of Designations) divided by the applicable conversion price (the “Conversion Ratio”). The ordinary conversion price of the Series A Preferred Stock is $9.03 per share and is subject to adjustment for stock splits, combinations, certain distributions or similar events.

Subject to the terms and conditions of the Series A Certificate of Designations, if based on the Issuer’s financial statements for any fiscal quarter and a reserve report as of the same date, as of such date: (x) the PDP PV-20 value (as determined in accordance with the Series A Certificate of Designations) divided by (y) the number of outstanding shares of Common Stock, calculated on a fully diluted basis is equal to or exceeds 130% of the Conversion Price, then the Issuer may, from time to time until such time that the foregoing conditions are no longer satisfied or a Material Adverse Effect (as defined in the Series A Purchase Agreement) has occurred since the date of the most financial statements that met the foregoing conditions, cause the conversion of all or any portion of the Series A Preferred Shares into Common Stock using the then-applicable Conversion Ratio. The Series A Preferred Shares are also subject to redemption by the Issuer at any time following the closing date of the issuance of shares of Series A Preferred Stock in accordance with the terms of the Series A Certificate of Designations. In the event of a change of control transaction, the Series A Preferred Shares are subject to redemption or conversion in accordance with the terms of the Series A Certificate of Designations.

CUSIP No. 40537Q803	SCHEDULE 13D	Page 6 of 7
This summary is qualified in its entirety by reference to the full text of the Series A Certificate of Designations, a copy of which is attached as Exhibit 3 to this Amendment No. 2 and incorporated by reference herein.

Amendment No. 1 to Registration Rights Agreement

Concurrently with the closing of transactions contemplated by the Series A Purchase Agreement, Master Fund entered into Amendment No. 1 (to the Registration Rights Agreement, dated October 8, 2019 the “RRA Amendment”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The RRA Amendment, among other things amended the definition of Registrable Securities to include the shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Shares.

This summary is qualified in its entirety by reference to the full text of the RRA Amendment, a copy of which is attached as Exhibit 5 to this Amendment No. 2 and incorporated by reference herein, and the Registration Rights Agreement, a copy of which is included as Exhibit 5 to this Amendment No. 2 and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated October 21, 2019 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 22, 2019).

Exhibit 2	Amendment No. 1 to the Registration Rights Agreement, dated March 28, 2023, by and among the Issuer and the holders named therein.

Exhibit 3	Certificate of Designations, dated March 24, 2023, of the Issuer.

Exhibit 4	Purchase Agreement, dated March 28, 2023, by and among the Issuer, Master Fund and the other parties thereto.

Exhibit 5	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed on October 8, 2019).

CUSIP No. 40537Q803	SCHEDULE 13D	Page 7 of 7
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2023

LUMINUS MANAGEMENT, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	Director

/s/ Jonathan Barrett
JONATHAN BARRETT